# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dolphin Entertainment, Inc., CIK 0001282224
CUSIP: 25686H308
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 150 ALHAMBRA CIRCLE, SUITE 1200, CORAL GABLES, Florida (FL), 33134
Date of event which requires filing of this statement: 05/11/2026
Filed by CIK 0001510865

## Reporting persons
- Ephraim G Fields: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 732,612; shared voting power 0; sole dispositive power 732,612; shared dispositive power 0; aggregate amount beneficially owned 732,612 (5.9% of the class)

## Item 1. Issuer
Name of issuer: Dolphin Entertainment, Inc.
Address of issuer's principal executive offices: 150 Alhambra Circle, Suite 1200, Miami FL 33134

## Item 2. Person Filing
Name of person filing: Ephraim Fields
Address of principal business office or, if none, residence: 265 E. 66th street, 36th floor, NY, NY 10065
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 732,612
Percent of class: 5.9%
Sole power to vote or to direct the vote: 732,612
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 732,612
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Ephraim G Fields: /s/ Ephraim G Fields, Ephraim G Fields (05/11/2026)